Exhibit 99.1

Catalyst Paper offers to purchase US$20 million of Floating Rate Senior Secured Notes

RICHMOND, BC, March 25, 2013 /CNW/ - Catalyst Paper (TSX:CYT) announced today that it will make an offer on March 26, 2013 to purchase approximately US $20 million of its Floating Rate Senior Secured Notes due 2017.  The offer is to purchase Notes at par, together with accrued and unpaid interest to, but not including, the purchase date.  The offer will expire on April 24, 2013.

Globic Advisors has been retained to act as depositary in connection with the offer. Any questions or requests for assistance with respect to the procedures for the offer or requests for copies of the offer may be directed to Globic Advisors, Attention: Robert Stevens, One Liberty Plaza - 23rd Floor, New York, NY 10006; Telephone: 212-227-9699 or Toll-free: 1-800-974-5771 or email: rstevens@globic.com.

As previously announced, the offer to purchase Notes is being made with the balance of the net proceeds arising from the sale of Catalyst's interest in Powell River Energy Inc. and Powell River Energy Limited Partnership that closed on March 20, 2013. Payment of approximately $12.7 million of the net proceeds has been directed to certain unsecured creditors of Catalyst pursuant to its plan of arrangement under the Companies' Creditors Arrangement Act.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release are forward-looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2012, which is available at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors: :

Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media

Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 19:22e 25-MAR-13